FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 6, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Linda László	Magyar Telekom IR	+36 1 457 6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

Magyar Telekom reaches agreement with trade unions

Budapest – October 6, 2008 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has reached an agreement with trade unions on the wage development and headcount reduction for 2009.

According to the terms of the agreement, Magyar Telekom will be able to make up to 300 parent company employees redundant by the end of 2009. The majority of the headcount reduction will be implemented in the first quarter of 2009 and the subsequent savings in employee-related expenses are expected to reach around HUF 1.8 bn on an annual basis. The severance expenses related to the headcount reduction and also including quality replacements will reach HUF 5 bn and will be accounted in the fourth quarter of 2008. The trade union agreement also sets next year’s wage increase for parent company employees at 5.6% from April 2009.

In order to focus more on the total labor cost and not solely on headcount number and employee-related expenses, Magyar Telekom is introducing a Total Workforce Management system from the beginning of next year. The system will enable Magyar Telekom to increase the flexibility and efficiency with which all human resource-related expenses are managed, including contracted or rented employees as well as outsourcing and entrepreneurial contracts.  As a consequence there may be some reorganization between the different forms of employment to increase cost efficiency. Magyar Telekom’s aim is to maintain or even slightly decrease total labor costs in nominal terms for the next years.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: October 6, 2008